June 27, 2006

Mail Stop 4561

Mr. Marty E. Adams
Chairman, President, and Chief Executive Officer
Sky Financial Group, Inc.
221 South Church Street
Bowling Green, Ohio 43402

Re: Sky Financial Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed February 23, 2006
File Number: 001-14473

Dear Mr. Adams:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

John P. Nolan
Accounting Branch Chief